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Exhibit 12.01

CERIDIAN CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	1999	1998	1997	1996	1995
	(Dollars in millions)
Earnings before income taxes and other items(1)	$233.1	$225.8	$(82.7)	$193.4	$116.1
Less undistributed earnings and non-guaranteed losses from less than 50% owned affiliates included above	—	—	—	—	—

Total earnings before income taxes and other items	233.1	225.8	(82.7)	193.4	116.1
Add:
Interest expense	24.7	4.3	12.1	10.6	30.6
Interest portion of rentals(2)	13.7	12.0	13.9	13.7	13.9

Adjusted earnings before income taxes and other items	$271.5	$242.1	$(56.7)	$217.7	$160.6

Interest expense	$24.7	$4.3	$12.1	$10.6	$30.6
Interest capitalized	1.7	—	—	—	—
Interest portion of rentals(2)	13.7	12.0	13.9	13.7	13.9

Total fixed charges	$40.1	$16.3	$26.0	$24.3	$44.5

Ratio of earnings to fixed charges	6.77x	14.85x		8.96x	3.61x
Deficiency			$(82.7)

(1)
Results include continuing and discontinued operations.

(2)
Interest component assumed to be one-third of rental expense.

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CERIDIAN CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES